Mail Stop 3720

October 18, 2006

Mr. Philip M. Cohen
President and Chief Executive Officer
Medical Media Television, Inc.
8406 Benjamin Road
Suite C
Tampa, FL 33634

> **RE:** **Medical Media Television, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006**
> **and June 30, 2006**
> **File No. 333-105840**

Dear Mr. Cohen:

We have reviewed your supplemental response letter dated September 11, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated August 25, 2006, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Notes to Consolidated Financial Statements, page F-6

Note B – Mergers and Acquisitions, page F-8

1.   We note in your response to comment two that of the 19,415,626 shares of Medical Media common stock issued to AFMN, pursuant to the merger agreement, approximately 12,088,200, or 62.26%, were distributed to shareholders of AFMN who beneficially owned approximately 1,032,544, or 78.85% of the Company's common stock prior to the merger. Please note that if the merger transaction is between entities under common control, the application of the purchase method of accounting for this transaction is not appropriate. In this regard, provide us with a schedule showing the name and number of shares owned by each shareholder in both companies (Medical Media and AFMN) prior to the merger date. Refer to the guidance in paragraphs D11 through D18 of SFAS 141 and EITF 02-5. Also, clarify to us how the shareholders of AFMN owned 1,032,544 of the Company's common stock prior to the merger.

Item 12

Certain Relationships and Related Transactions

2.   Also tell us how you considered the guidance in Item 404 of Regulation S-B in determining that your merger transaction did not meet the disclosure requirements under that item or revise your document to provide the appropriate disclosures.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director